Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

September 29, 2017

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated June 30, 2017 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated June 30, 2017 contained in the Company’s Registration Statement (No. 333-218604-02) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
Accelerated Return Equity Securities (ARES®) due November 29, 2018	September 26, 2017	A172
19.54% per annum Autocallable Reverse Convertible Securities due September 28, 2018	September 27, 2017	F449
24% per annum (12% for the term of the securities) Autocallable Reverse Convertible Securities due March 29, 2018	September 27, 2017	F460
Buffered Accelerated Return Equity Securities due October 31, 2018	September 26, 2017	K881
Buffered Accelerated Return Equity Securities due October 1, 2019	September 26, 2017	K882
Digital Buffered Notes due March 31, 2021	September 26, 2017	K883
Buffered Accelerated Return Equity Securities due September 29, 2022	September 26, 2017	K884
Capped Buffer GEARS	September 26, 2017	K886
Capped Buffer GEARS	September 26, 2017	K887

Digital Barrier Notes due September 29, 2023	September 22, 2017	T1092
Digital Barrier Notes due September 29, 2023	September 22, 2017	T1093
Digital Barrier Notes due March 29, 2019	September 22, 2017	T1095
Digital Barrier Notes due March 29, 2019	September 22, 2017	T1096
Digital Barrier Notes due March 29, 2019	September 22, 2017	T1097
Digital Barrier Notes due March 29, 2019	September 22, 2017	T1098
Absolute Return Digital Barrier Securities due September 29, 2022	September 26, 2017	T1103
Accelerated Barrier Notes due September 29, 2022	September 26, 2017	T1104
Trigger GEARS	September 27, 2017	T1109
Trigger Absolute Return Step Securities	September 26, 2017	T1110
Digital Plus Barrier Notes due September 29, 2023	September 27, 2017	T1114
10% per annum Contingent Coupon Callable Yield Notes due September 29, 2020	September 22, 2017	U2269

12% per annum Contingent Coupon Callable Yield Notes due September 29, 2020	September 22, 2017	U2270
7.00% per annum Contingent Coupon Callable Yield Notes due September 29, 2020	September 22, 2017	U2271
8.50% per annum Contingent Coupon Callable Yield Notes due September 29, 2020	September 22, 2017	U2272
7% per annum Contingent Coupon Autocallable Yield Notes due December 31, 2018	September 26, 2017	U2280
5.50% per annum Contingent Coupon Autocallable Yield Notes due March 29, 2019	September 26, 2017	U2281
8.00% per annum Contingent Coupon Autocallable Yield Notes due September 28, 2018	September 26, 2017	U2282
9.50% per annum Contingent Coupon Autocallable Yield Notes due March 30, 2020	September 26, 2017	U2283
8.50% per annum Contingent Coupon Autocallable Yield Notes due September 29, 2020	September 26, 2017	U2284

5.00% per annum Contingent Coupon Callable Yield Notes due September 29, 2022	September 26, 2017	U2285
5.60% per annum Callable Contingent Coupon Buffered Securities due September 29, 2022	September 26, 2017	U2288
7.00% per annum Contingent Coupon Callable Yield Notes due September 29, 2027	September 26, 2017	U2291
Step-Up Contingent Coupon Callable Yield Notes due September 29, 2027	September 26, 2017	U2292
Callable Contingent Income Securities due September 29, 2022	September 26, 2017	U2306
Trigger Callable Contingent Yield Notes (daily coupon observation)	September 27, 2017	U2308